Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000 June 25, 2019

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Erin Jaskot

Re:	BridgeBio Pharma, Inc.
Registration Statement on Form S-1 (File No. 333-231759)
Filed on June 24, 2019
CIK No. 0001743881

Ladies and Gentlemen:

This letter is being submitted on behalf of BridgeBio Pharma, Inc. (the “Company”) in response to comments contained in the letter dated June 24, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-231759) that was filed on June 24, 2019 and originally submitted confidentially on February 14, 2019, and subsequently amended on April 16, 2019, May 16, 2019, May 24, 2019, June 11, 2019, June 17, 2019 and June 24, 2019 (the “ Registration Statement”).

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and, unless otherwise indicated, all page references in the recitations of the Staff’s comments refer to the Registration Statement.

Amendment No. 3 to Form S-1 filed on June 24, 2019

Exhibits

1.

We note your disclosure on page 250 of your registration statement under the heading “Description of Capital Stock” stating that the forum selection provision in your amended and restated by-laws does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in your by-laws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, following the closing of the offering, it intends to file a Form 8-K pursuant to Item 5.03 that

United States Securities and Exchange Commission

June 25, 2019

will contain a summary of the Company’s amended and restated by-laws (the “By-laws”). Such summary will inform investors that the exclusive forum provision contained in the By-laws does not apply to any actions arising under the Securities Act or Exchange Act. The Company will file both the By-laws and its as filed Amended and Restated Certificate of Incorporation as exhibits to the Form 8-K.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures:

cc:	Neil Kumar, Ph.D., BridgeBio Pharma LLC
Brian Stephenson, BridgeBio Pharma LLC
Mitchell S. Bloom, Goodwin Procter LLP
Marc D. Jaffe, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP

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